# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Black Rock Coffee Bar, Inc., CIK 0002068577
CUSIP: 092244102
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 9170 E. Bahia Drive, Suite 101, Scottsdale, Arizona (AZ), 85260
Date of event which requires filing of this statement: 09/12/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002083841

## Reporting persons
- Viking Cake BR, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 11,618,781; shared voting power 0; sole dispositive power 11,618,781; shared dispositive power 0; aggregate amount beneficially owned 11,618,781 (39.9% of the class)
  Comment: Amount in rows 5 and 7 consists of membership units ("LLC Units") of Black Rock Coffee Holdings, LLC ("Black Rock OpCo") and an equal number of shares of Class C Common Stock of Black Rock Coffee Bar, Inc. (the "Issuer") held by Viking Cake Fuel, LLC, which is a wholly owned subsidiary of Viking Cake BR, LLC. Holders of LLC Units may elect to have Black Rock OpCo redeem their LLC Units for either shares of Class A Common Stock on a one-for-one basis or, at the Issuer's election (determined solely by the Issuer's independent directors who are disinterested), to effect such transaction as a direct exchange with the relevant holder. Upon any such redemption or exchange of LLC Units, the corresponding shares of Class C Common Stock will be cancelled.
  
  The total outstanding shares of Class A Common Stock used in calculating the percent of class assumes the conversion of all of the Reporting Person's LLC Units into Class A Common Stock, resulting in a total of 29,097,233 shares of Class A Common Stock outstanding (which reflects the sum of (i) 17,478,452 shares of Class A Common Stock outstanding as of September 15, 2025 and
  (ii) 11,618,781 shares of Class A Common Stock issuable upon conversion of the Reporting
  Person's LLC Units).
- Viking Cake Fuel, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 11,618,781; shared voting power 0; sole dispositive power 11,618,781; shared dispositive power 0; aggregate amount beneficially owned 11,618,781 (39.9% of the class)
  Comment: Amount in rows 5 and 7 consists of LLC Units of Black Rock OpCo and an equal number of shares of Class C Common Stock of the Issuer held by Viking Cake Fuel, LLC. Holders of LLC Units may elect to have Black Rock OpCo redeem their LLC Units for either shares of Class A Common Stock on a one-for-one basis or, at the Issuer's election (determined solely by the Issuer's independent directors who are disinterested), to effect such transaction as a direct exchange with the relevant holder. Upon any such redemption or exchange of LLC Units, the corresponding shares of Class C Common Stock will be cancelled.
  
  The total outstanding shares of Class A Common Stock used in calculating the percent of class assumes the conversion of all of the Reporting Person's LLC Units into Class A Common Stock, resulting in a total of 29,097,233 shares of Class A Common Stock outstanding (which reflects the sum of (i) 17,478,452 shares of Class A Common Stock outstanding as of September 15, 2025 and
  (ii) 11,618,781 shares of Class A Common Stock issuable upon conversion of the Reporting
  Person's LLC Units).
- Daniel Brand: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 19,766,207; shared voting power 0; sole dispositive power 19,766,207; shared dispositive power 0; aggregate amount beneficially owned 19,766,207 (53.1% of the class)
  Comment: Amount in rows 5 and 7 consists of (a) 3,010,971 LLC Units held by the Jeffrey R. Hernandez 2021 Trust, (b) 3,010,971 LLC Units held by the Tiffany S. Hernandez 2021 Trust (together with the Jeffrey R. Hernandez 2021 Trust, the "Hernandez Irrevocable Trusts"), (c) 757,376 LLC Units held by the Jacob V. Spellmeyer 2021 Trust, (d) 757,376 LLC Units held by the Juliet A. Spellmeyer 2021 Trust (together with the Jacob V. Spellmeyer 2021 Trust, the "Spellmeyer Irrevocable Trusts"), (e) 305,366 LLC Units held by the Bryan D. Pereboom 2021 Trust, (f) 305,366 LLC Units held by the Nicole Pereboom 2021 Trust (together with the Bryan D. Pereboom 2021 Trust, the "Pereboom Trusts"), and (g) 11,618,781 LLC Units held by Viking Cake Fuel, LLC, which is a wholly owned subsidiary of Viking Cake BR, LLC (collectively, "Viking Cake"). Mr. Brand serves as the investment advisor for the Hernandez Irrevocable Trusts, the Spellmeyer Irrevocable Trusts and the Pereboom Trusts. As investment advisor, Mr. Brand may be deemed to hold voting and investment power with respect to the shares held by the Hernandez Trusts, the Spellmeyer Irrevocable Trusts and the Pereboom Trusts. Mr. Brand disclaims beneficial ownership of the shares held by the Hernandez Irrevocable Trusts, the Spellmeyer Irrevocable Trusts, the Pereboom Trusts and Viking Cake except to the extent of his pecuniary interest therein.
  
  Holders of LLC Units may elect to have Black Rock OpCo redeem their LLC Units for either shares of Class A Common Stock on a one-for-one basis or, at the Issuer's election (determined solely by the Issuer's independent directors who are disinterested), to effect such transaction as a direct exchange with the relevant holder. Upon any such redemption or exchange of LLC Units, the corresponding shares of Class C Common Stock will be cancelled.
  
  The total outstanding shares of Class A Common Stock used in calculating the percent of class assumes the conversion of all of the Reporting Person's LLC Units into Class A Common Stock, resulting in a total of 37,055,645 shares of Class A Common Stock outstanding (which reflects the sum of (i) 17,478,452 shares of Class A Common Stock outstanding as of September 15, 2025 and
  (ii) 19,766,207 shares of Class A Common Stock issuable upon conversion of the Reporting
  Person's LLC Units).
- Jeffrey Hernandez: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 11,618,781; shared voting power 0; sole dispositive power 11,618,781; shared dispositive power 0; aggregate amount beneficially owned 11,618,781 (39.9% of the class)
  Comment: Amount in rows 5 and 7 consists of LLC Units of Black Rock OpCo and an equal number of shares of Class C Common Stock of the Issuer held by Viking Cake BR, LLC. Viking Cake BR, LLC's managers are Vahalda LLC, Aureata, LLC, Jeffrey Hernandez and Daniel Brand. Jake Spellmeyer is the manager of Vahalda LLC. Bryan Pereboom is the manager of Aureatis Limited Liability Company, which is the manager of Aureata, LLC. As a result, Messrs. Spellmeyer, Pereboom, Hernandez and Brand may be deemed to hold voting and investment power with respect to the shares held by Viking Cake BR, LLC.
  
  Holders of LLC Units may elect to have Black Rock OpCo redeem their LLC Units for either shares of Class A Common Stock on a one-for-one basis or, at the Issuer's election (determined solely by the Issuer's independent directors who are disinterested), to effect such transaction as a direct exchange with the relevant holder. Upon any such redemption or exchange of LLC Units, the corresponding shares of Class C Common Stock will be cancelled. Mr. Hernandez disclaims beneficial ownership of the shares held by Viking Cake BR, LLC except to the extent of his pecuniary interest therein.
  
  The total outstanding shares of Class A Common Stock used in calculating the percent of class assumes the conversion of all of the Reporting Person's LLC Units into Class A Common Stock, resulting in a total of 29,097,233 shares of Class A Common Stock outstanding (which reflects the sum of (i) 17,478,452 shares of Class A Common Stock outstanding as of September 15, 2025 and
  (ii) 11,618,781 shares of Class A Common Stock issuable upon conversion of the Reporting
  Person's LLC Units.
- Bryan Pereboom: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 11,618,781; shared voting power 0; sole dispositive power 11,618,781; shared dispositive power 0; aggregate amount beneficially owned 11,618,781 (39.9% of the class)
  Comment: Amount in rows 5 and 7 consists of LLC Units of Black Rock OpCo and an equal number of shares of Class C Common Stock of the Issuer held by Viking Cake BR, LLC. Viking Cake BR, LLC's managers are Vahalda LLC, Aureata, LLC, Jeffrey Hernandez and Daniel Brand. Jake Spellmeyer is the manager of Vahalda LLC. Bryan Pereboom is the manager of Aureatis Limited Liability Company, which is the manager of Aureata, LLC. As a result, Messrs. Spellmeyer, Pereboom, Hernandez and Brand may be deemed to hold voting and investment power with respect to the shares held by Viking Cake BR, LLC.
  
  Holders of LLC Units may elect to have Black Rock OpCo redeem their LLC Units for either shares of Class A Common Stock on a one-for-one basis or, at the Issuer's election (determined solely by the Issuer's independent directors who are disinterested), to effect such transaction as a direct exchange with the relevant holder. Upon any such redemption or exchange of LLC Units, the corresponding shares of Class C Common Stock will be cancelled. Mr. Pereboom disclaims beneficial ownership of the shares held by Viking Cake BR, LLC except to the extent of his pecuniary interest therein.
  
  The total outstanding shares of Class A Common Stock used in calculating the percent of class assumes the conversion of all of the Reporting Person's LLC Units into Class A Common Stock, resulting in a total of 29,097,233 shares of Class A Common Stock outstanding (which reflects the sum of (i) 17,478,452 shares of Class A Common Stock outstanding as of September 15, 2025 and
  (ii) 11,618,781 shares of Class A Common Stock issuable upon conversion of the Reporting
  Person's LLC Units.
- Jacob Spellmeyer: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 11,618,781; shared voting power 0; sole dispositive power 11,618,781; shared dispositive power 0; aggregate amount beneficially owned 11,618,781 (39.9% of the class)
  Comment: Amount in rows 5 and 7 consists of LLC Units of Black Rock OpCo and an equal number of shares of Class C Common Stock of the Issuer held by Viking Cake BR, LLC. Viking Cake BR, LLC's managers are Vahalda LLC, Aureata, LLC, Jeffrey Hernandez and Daniel Brand. Jake Spellmeyer is the manager of Vahalda LLC. Bryan Pereboom is the manager of Aureatis Limited Liability Company, which is the manager of Aureata, LLC. As a result, Messrs. Spellmeyer, Pereboom, Hernandez and Brand may be deemed to hold voting and investment power with respect to the shares held by Viking Cake BR, LLC.
  
  Holders of LLC Units may elect to have Black Rock OpCo redeem their LLC Units for either shares of Class A Common Stock on a one-for-one basis or, at the Issuer's election (determined solely by the Issuer's independent directors who are disinterested), to effect such transaction as a direct exchange with the relevant holder. Upon any such redemption or exchange of LLC Units, the corresponding shares of Class C Common Stock will be cancelled. Mr. Spellmeyer disclaims beneficial ownership of the shares held by Viking Cake BR, LLC except to the extent of his pecuniary interest therein.
  
  The total outstanding shares of Class A Common Stock used in calculating the percent of class assumes the conversion of all of the Reporting Person's LLC Units into Class A Common Stock, resulting in a total of 29,097,233 shares of Class A Common Stock outstanding (which reflects the sum of (i) 17,478,452 shares of Class A Common Stock outstanding as of September 15, 2025 and (ii) 11,618,781 shares of Class A Common Stock issuable upon conversion of the Reporting Person's LLC Units.

## Item 1. Issuer
Name of issuer: Black Rock Coffee Bar, Inc.
Address of issuer's principal executive offices: 9170 E. Bahia Drive Suite 101

## Item 2. Person Filing
Name of person filing: Viking Cake BR, LLC, Viking Cake Fuel, LLC, Daniel Brand, Jeffrey Hernandez, Bryan Pereboom and Jacob Spellmeyer
Address of principal business office or, if none, residence: c/o Black Rock Coffee Bar, Inc. 9170 E. Bahia Drive, Suite 101, Scottsdale, AZ 85260
Citizenship: See Item 4 of each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Item 9 of each cover page.
Percent of class: See Item 11 of each cover page.
Sole power to vote or to direct the vote: See Item 5 of each cover page.
Shared power to vote or to direct the vote: See Item 6 of each cover page.
Sole power to dispose or to direct the disposition: See Item 7 of each cover page.
Shared power to dispose or to direct the disposition: See Item 8 of each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Viking Cake Fuel, LLC is a wholly-owned subsidiary of Viking Cake BR, LLC. Viking Cake BR, LLC's managers are Vahalda LLC, Aureata, LLC, Jeffrey Hernandez and Daniel Brand. Jake Spellmeyer is the manager of Vahalda LLC. Bryan Pereboom is the manager of Aureatis Limited Liability Company, which is the manager of Aureata, LLC. As a result, Messrs. Spellmeyer, Pereboom, Hernandez and Brand may be deemed to hold voting and investment power with respect to the shares held by Viking Cake BR, LLC. To the best knowledge of the Reporting Persons, no one other than the Reporting Persons and the members, managers and affiliates of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Class A Common Stock.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Joint Filing Agreement, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended

## Signatures
- Viking Cake BR, LLC: /s/ Jacob Spellmeyer, Jacob Spellmeyer, Manager of Vahalda LLC, its Manager (11/07/2025)
- Viking Cake Fuel, LLC: /s/ Jeffrey Hernandez, Jeffrey Hernandez, Manager of Viking Cake BR, LLC, its Member (11/07/2025)
- Daniel Brand: /s/ Daniel Brand, Daniel Brand (11/07/2025)
- Jeffrey Hernandez: /s/ Jeffrey Hernandez, Jeffrey Hernandez (11/07/2025)
- Bryan Pereboom: /s/ Bryan Pereboom, Bryan Pereboom (11/07/2025)
- Jacob Spellmeyer: /s/ Jacob Spellmeyer, Jacob Spellmeyer (11/07/2025)